Exhibit 99.2

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD.

901, Building C Phase 2, Wuxi International Life Science Innovation
Campus 196 Jinghui East Road Xinwu District, Wuxi, Jiangsu
Province People’s Republic of China 214000

PROXY FOR THE 2025 ANNUAL GENERAL MEETING
To Be Held at 10 A.M. local time on October 3, 2025
(Record Date — September 8, 2025)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Xiaoqiu Zhang, as proxy of the undersigned, with full power to appoint her substitute, and hereby authorizes her to represent and to vote all the shares of PARK HA BIOLOGICAL TECHNOLOGY CO., LTD., which the undersigned is entitled to vote, as specified below on this card, at the 2025 Annual General Meeting of PARK HA BIOLOGICAL TECHNOLOGY CO., LTD. on October 3, 2025, at 10 A.M., local time, at 901, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000 and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR”
EACH PROPOSAL SET FORTH BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1: To adopt a dual-class share capital structure, and subject to Proposal No. 2 below being passed, to consider and vote upon an ordinary resolution, effective upon the date of approval of the shareholders (the “Proposal No. 1”):

(a)         first, to increase the Company’s share capital by US$250,000.00 such that the Company will be authorised to issue US$300,000 divided into 15,000,000,000 ordinary shares of par value US$0.00002 each (the “Increase of Share Capital”);

(b)         secondly, such shares will be and is hereby re-classified and re-designated as 15,000,000,000 shares in aggregate divided into 12,000,000,000 Class A ordinary shares with a par value of US$0.00002 each with 1 vote per share (the “Class A Ordinary Shares”), and 3,000,000,000 Class B ordinary shares with a par value of US$0.00002 each with 20 votes per share (the “Class B Ordinary Shares”), the current issued and outstanding 33,874,403 ordinary shares of par value of US$0.00002 each be and are re-classified and re-designated as Class A Ordinary Shares (the “Dual-Class Share Capital”), and the 19,050,000 Class A Ordinary Shares held by Xiaoqiu Zhang be surrendered for nil consideration, and the issuance of 19,050,000 Class B Ordinary Shares to Xiaoqiu Zhang,

such that, the Company shall become authorised to issue US$300,000 divided into 15,000,000,000 ordinary shares of par value US$0.00002 each divided into (i) 12,000,000,000 Class A ordinary shares with a par value of US$0.00002 each and (ii) 3,000,000,000 Class B ordinary shares with a par value of US$0.00002 each with 20 votes per share.

For	Against	Abstain
☐	☐	☐

PROPOSAL 2: By a special resolution, and subject to Proposal No. 1 being passed, to approve the New Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice in substitution for the amended and restated memorandum and articles of association of the Company currently in effect, to reflect the change in the authorized share capital and to set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares and to streamline the shareholders’ meeting and requirements.

For	Against	Abstain
☐	☐	☐

PROPOSAL 3: As an ordinary resolution, and subject to Proposals No. 1 and 2 being passed, to approve a share consolidation (the “Share Consolidation”) of the Company’s authorized issued and unissued ordinary shares at a ratio from one (1)-for-five (5) to one (1)-for-thirty (30), with the exact ratio to be set at a whole number within this range to be determined by the Company’s Board in its discretion to be effective on a date as may be determined by the Board and announced by the Company no later than the first anniversary of the Record Date (the “Effective Date”). Such post-consolidated Class A Ordinary Shares having the same rights and being subject to the same restrictions as the pre-consolidated Class A Ordinary Shares and such post-consolidated Class B Ordinary Shares having the same rights and being subject to the same restrictions as the pre-consolidated Class B Ordinary Shares as set out in the Company’s New Amended and Restated Memorandum and Articles of Association in effect at the time of effective date, and any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share at the participant level; the Company’s Board shall determine such effective date in its discretion and attend to any consequential amendments or filings required to be made in connection with the New Amended and Restated Memorandum and Articles of Association:

For	Against	Abstain
☐	☐	☐

PROPOSAL 4: As an ordinary resolution, to ratify the appointment of WWC P.C. as the Company’s independent registered public accounting firm to audit the consolidated financial statements of the Company for the Company’s fiscal year ending October 31, 2025.

For	Against	Abstain
☐	☐	☐

Please indicate if you intend to attend this meeting    ☐ YES            ☐ NO

This Proxy is solicited on behalf of the management of PARK HA BIOLOGICAL TECHNOLOGY CO., LTD.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

Signature of Shareholder:	Account Number (if any):
Date:	Stock Certificate Number(s):
No. of Shares Entitled to Vote:

Note:           Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: ______________________________________________